Filed Pursuant to Rule 253(g)(2)

File No. 024-12352

SUPPLEMENT NO. 2 DATED AUGUST 20, 2024

MASTERWORKS VAULT 5, LLC

This Supplement No. 2 dated August 20, 2024 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 5, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on November 3, 2023, as amended by Amendment No. 1 filed on February 15, 2024, Post-Qualification Amendment No. 1 filed on April 5, 2024, Post-Qualification Amendment No. 2 filed on April 11, 2024, Post-Qualification Amendment No. 3 filed on May 20, 2024, Post-Qualification Amendment No. 4 filed on June 20, 2024, Post-Qualification Amendment No. 5 filed on June 27, 2024 and Post-Qualification Amendment No. 6 filed on August 15, 2024. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of June 30, 2024. Accordingly, the Sharpe Ratio, Record Price Appreciation, Median Repeat Sale Pair Appreciation and Artist Market Profile for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Banksy	1.39
Jean-Michel Basquiat	0.97
Robert Colescott	N/A
Carmen Herrera	N/A
Hans Hofmann	0.21
Joan Mitchell	1.14
Pierre Soulages	0.56
Mickalene Thomas	N/A
Alma Thomas	N/A
Martin Wong	N/A
Matthew Wong	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Banksy	60.0%	$1,354	November 18, 2003	$21,936,000	June 30, 2024
Jean-Michel Basquiat	31.6%	1,800	November 2, 1984	98,000,000	June 30, 2024
Robert Colescott	26.9%	16,000	May 8, 1996	13,100,000	June 30, 2024
Carmen Herrera	29.6%	25,000	November 20, 2006	2,400,000	June 30, 2024
Hans Hofmann	10.7%	130,000	May 9, 1984	7,600,000	June 30, 2024
Joan Mitchell	18.4%	28,000	May 9, 1984	25,000,000	June 30, 2024
Pierre Soulages	19.6%	12,271	December 4, 1983	17,300,000	June 30, 2024
Mickalene Thomas	25.7%	30,000	May 18, 2007	1,500,000	June 30, 2024
Alma Thomas	20.9%	17,000	December 14, 1996	3,200,000	June 30, 2024
Martin Wong	30.6%	2,600	February 20, 2001	1,327,500	June 30, 2024
Matthew Wong	38.1%	1,500,000	June 29, 2020	5,461,000	June 30, 2024

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Banksy	14.4%	26	February 7, 2007	June 29, 2023
Jean-Michel Basquiat	16.8%	100	May 8, 1996	May 13, 2024
Robert Colescott	N/A	N/A	N/A	N/A
Carmen Herrera	N/A	N/A	N/A	N/A
Hans Hofmann	3.4%	23	November 20, 1996	May 15, 2024
Joan Mitchell	15.9%	50	May 7, 1997	May 17, 2024
Pierre Soulages	13.1%	31	May 9, 1996	December 13, 2023
Mickalene Thomas	N/A	N/A	N/A	N/A
Alma Thomas	N/A	N/A	N/A	N/A
Martin Wong	N/A	N/A	N/A	N/A
Matthew Wong	N/A	N/A	N/A	N/A

Artist Market Profiles

Artist	Artist Market Profiles
Banksy	Established
Jean-Michel Basquiat	Mature
Robert Colescott	Mature
Carmen Herrera	Speculative
Hans Hofmann	Mature
Joan Mitchell	Mature
Pierre Soulages	Mature
Mickalene Thomas	Emerging
Alma Thomas	Established
Martin Wong	Emerging
Matthew Wong	Emerging